11650 South State Street, Suite 240, Draper, Utah 84020

December 23, 2013

VIA EMAIL AND EDGAR

Attn: Mr. Jerard Gibson, Attorney-Advisor

Mr. Duc Dang, Special Counsel

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

GibsonJ@SEC.GOV

Re:	Vican Resources, Inc.

Registration Statement on Form S-4

Filed October 30, 2013

File No. 333-191984

Dear Messrs. Gibson and Dang:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Fuelstream, Inc. (the “Company”), hereby requests that the Registration Statement on Form S-4, together with all exhibits and amendments thereto (File Nos. 333-191984), as initially filed with the Securities and Exchange Commission (“Commission”) on October 30, 2013 (“Registration Statement”) be withdrawn, effective immediately. The reason for our report concerns the registration of certain shares of Class B common stock, the shares which were the subject of the Registration Statement. The Company intends to withdraw its filing of a Registration Statement on Form S-4, and refile using SEC Form S-1 immediately following the withdrawal. The Registration Statement on Form S-4 has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this request for withdrawal, please contact Kenneth I. Denos of Kenneth I. Denos, P.C. by telephone at (801) 816-2511.

Very truly yours,

/s/ Chene C. Gardner

Chief Executive Officer